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As filed with the United States Securities and Exchange Commission on June 3, 2003

Registration No. 333-104958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DOT HILL SYSTEMS CORP.
(Exact name of registrant as specified in its charter)

Delaware	13-3460176
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6305 El Camino Real
Carlsbad, California 92009
(760) 931-5500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James L. Lambert
Chief Executive Officer
Dot Hill Systems Corp.
6305 El Camino Real
Carlsbad, California 92009
(760) 931-5500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Thomas A. Coll, Esq.
Charles J. Bair, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, California 92121
(858) 550-6000

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        Concurrent with the offering of registrant's securities under this registration statement on Form S-3, additional securities of the registrant may also be offered separately under a registration statement on Form S-3, No. 333-101407.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, par value $0.001 per share(4)	6,483,000	$6.60	$42,787,800	$3,461.53(5)

(1)
Includes (i) 1,550,000 shares of Common Stock sold to certain Selling Stockholders, as defined in the accompanying prospectus, on March 13, 2003, (ii) 4,750,00 shares of Common Stock sold to certain Selling Stockholders on March 14, 2003 and (iii) 183,000 shares of Common Stock, the maximum number of shares of the registrant's Common Stock issuable upon exercise of a warrant issued to Roth Capital Partners on March 14, 2003. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement also registers such additional shares of the registrant's Common Stock as may become issuable to prevent dilution as a result of stock splits, stock dividends or similar transactions.

(2)
Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee. Based on $6.60, the average of the high and low prices of the registrant's Common Stock quoted on the American Stock Exchange on April 28, 2003.

(3)
Calculated by multiplying 0.0000809 by the proposed maximum aggregate offering price.

(4)
Includes associated rights to purchase shares of the registrant's Series A Junior Participating Preferred Stock.

(5)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated June 3, 2003

PROSPECTUS

6,483,000 Shares

Common Stock

        This prospectus relates to the resale, from time to time, of up to 6,483,000 shares of common stock of Dot Hill Systems Corp., par value $0.001 per share, or Common Stock, by the Selling Stockholders named in this prospectus.

        On March 13, 2003, Benjamin Monderer sold 1,550,000 shares of our Common Stock offered by this prospectus to certain Selling Stockholders in connection with a private resale. On March 14, 2003, in connection with a private placement, we sold to certain Selling Stockholders shares of our Common Stock and issued to Roth Capital Partners, or Roth, a Common Stock Warrant, or Warrant. 4,750,000 shares of our Common Stock offered by this prospectus include shares sold to certain Selling Stockholders and 183,000 shares of our Common Stock offered by this prospectus include shares issuable upon exercise of the Warrant. The number of shares of Common Stock offered by this prospectus will be adjusted to cover additional securities resulting from stock splits, stock dividends or similar transactions.

        The Selling Stockholders (directly, or through agents or dealers) may sell the Common Stock being offered by this prospectus from time to time on terms to be determined at the time of sale. The prices at which the Selling Stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

        Our Common Stock is traded on the American Stock Exchange under the symbol "HIL." On June 2, 2003, the last reported sales price of our Common Stock as reported on the American Stock Exchange was $11.30 per share.

        INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT (OF WHICH THIS PROSPECTUS IS A PART) IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND HAS BECOME EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this prospectus is June 3, 2003.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
TRADEMARKS AND TRADENAMES	1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
PROSPECTUS SUMMARY	2
RISK FACTORS	5
USE OF PROCEEDS	14
SELLING SECURITYHOLDERS	14
PLAN OF DISTRIBUTION	19
LEGAL MATTERS	19
EXPERTS	20
WHERE YOU CAN FIND MORE INFORMATION	20

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we are filing with the Securities and Exchange Commission, or SEC, on behalf of the Selling Stockholders utilizing a "shelf" registration process. Under this shelf registration process, the Selling Stockholders may, from time to time until we withdraw this registration statement from registration, sell the shares of our Common Stock covered by this prospectus in one or more offerings (subject to the restrictions described in this prospectus).

        This prospectus provides you with a general description of the securities that the Selling Stockholders may offer. To the extent required, the number of shares of our Common Stock to be sold, the purchase price, the public offering price, the names of any such agent or dealer and any applicable commission or discount with respect to a particular offering by the Selling Stockholders will be set forth in an accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the section entitled "WHERE YOU CAN FIND MORE INFORMATION," beginning on page 20.

        You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone, including the Selling Stockholders, to provide you with different information. The Selling Stockholders are not making an offer of the securities to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the document incorporated by reference, regardless of when this prospectus or any prospectus supplement is delivered to you or when the shares of Common Stock covered by this prospectus are offered or sold.

TRADEMARKS AND TRADENAMES

        The Dot Hill Logo, SANnet, SANscape, SANpath and Dot Hill are our registered trademarks. OpenAxis Intelligence and Axis Storage Managers are other trademarks that we own. All other trade names and trademarks are the property of their respective owners.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained in this prospectus or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, and are subject to the safe harbor created by the Securities Litigation Reform Act of 1995. Any prospectus supplement may also contain such forward-looking statements. These forward-looking statements relate to future events or our anticipated financial and/or operating performance and can generally be identified as such because the context of the statement will include words such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "predicts," "potential," "continue," or "opportunity," the negative of these words or words of similar meaning. Statements that describe our plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. We urge you to consider carefully cautionary statements described in the section "RISK FACTORS" beginning on page 5, which identify important factors that could cause actual results to differ materially from those in any forward-looking statement. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this prospectus and of information currently and reasonably known. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

        WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, NEW EVENTS OR ANY OTHER REASON, OR REFLECT ANY EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS PROSPECTUS OR THE DATE OF ANY APPLICABLE PROSPECTUS SUPPLEMENT OR THE DATE OF DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS THAT INCLUDE FORWARD-LOOKING STATEMENTS.

PROSPECTUS SUMMARY

        The following summary highlights the material aspects of the offering for resale by the Selling Stockholders of shares of Common Stock covered by this prospectus and may not contain all of the information that is important to you. You should read this summary together with the more detailed information regarding our company, our Common Stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference in this prospectus, including the "RISK FACTORS" beginning on page 5.

DOT HILL SYSTEMS CORP.

General

        We are a provider of highly reliable, high-performance, disk-based data storage and networking solutions for the open systems computing environment, including Windows NT, Solaris, Linux, HP-UX and AIX. Our solutions encompass a broad range of products, from stand-alone storage units to complete turn-key Storage Area Networks, or SANs. Our storage solutions reach these customers through direct and indirect channels, including through Original Equipment Manufacturers, or OEMs, Value Added Resellers, or VARs, and system integrators. With information becoming an increasingly critical business resource, these customers demand that their storage systems be highly reliable, available, and manageable, provide fault-tolerance and high performance, and come with a high level of customer and technical support. We have a history of providing storage solutions that meet these requirements by combining extensive design and implementation experience with technologies that we believe are leading-edge. We sell storage as modular building blocks and as solution packages. Our storage solutions run on different protocols to accommodate our customers' various needs, including Small Computer Systems Interface, or SCSI, and Fibre Channel, and can be combined or attached to each other in building block fashion to provide storage capacity ranging from approximately 200 gigabytes to multiple terabytes.

        We are one of the few companies in our industry, to offer NEBS Level 3 certified and MIL-STD 810F compliant storage systems. Network Equipment Building Systems, or NEBS, guidelines have been developed as ultra-high reliability standards for telecommunications equipment, including storage products. There are three levels of NEBS specifications. The most rugged and reliable equipment is rated carrier-class NEBS Level 3. The NEBS standards mandate a battery of tests designed to simulate the extreme conditions resulting from natural or man-made disasters and cover a range of product requirements for operational continuity. Military Standard 810F, or MIL-STD 810F, is a military standard created by the U.S. government. It involves a range of tests used to measure the reliability of equipment in extreme conditions, including physical impact, moisture, vibration and high and low temperatures. The Company's SANnet series of storage solutions has demonstrated 99.9998% availability, a level of reliability required by the NEBS Level 3 standard. These standards speak to system ruggedness and reliability, which are increasingly important requirements.

        Historically, we have relied mainly on direct sales to an array of primarily government and telecommunications clients. Beginning in 2001, we redirected our business strategy to shift our efforts away from direct sales and to focus on indirect sales channels, including OEMs, VARs and system integrators; we believe such customers fit well with our product set and manufacturing strategy.

        We were reincorporated in Delaware in September 2001. Our principal executive offices are located at 6305 El Camino Real, Carlsbad, California 92009. Our telephone number is (760) 931-5500. We have facilities in Carlsbad, California, the Netherlands and Japan. We also have sales offices across the United States and in the United Kingdom, Germany and Singapore.

Recent Developments

        On October 24, 2002, we entered into a loan and security agreement with Sun Microsystems, Inc., or Sun, pursuant to which Sun loaned us approximately $4.5 million. The loan was secured by all of our assets and carried an interest rate of 2.0% per annum, compounded daily. We repaid all principal and interest due under the loan and terminated our loan and security agreement with Sun in the first quarter of 2003.

        In December 2002, we elected to voluntarily move from the New York Stock Exchange to the American Stock Exchange, where our stock began trading on December 12, 2002.

        On December 18, 2002, we completed a preferred stock financing in which we raised $6 million in gross proceeds from the sale of 6,000 shares of Series A Redeemable Convertible Preferred Stock, or Series A Preferred, and warrants to purchase up to an aggregate of 369,229 shares of our Common Stock in a private placement. On May 1, 2003, the preferred shares were converted into an aggregate of 1,846,152 shares of our Common Stock at a per share price of $3.25.

        The warrants issued to the purchasers of the Series A Preferred are immediately exercisable for an aggregate of 369,229 shares of our Common Stock at a price per share of $3.25. We assigned a value of $845,902 to the warrants using the Black Scholes valuation model. The remaining financing proceeds of $5,154,098 were allocated to the shares of Series A Preferred issued in the preferred stock financing. The amount allocated to the Series A Preferred resulted in a beneficial conversion amount of $439,748, which has been recorded as a dividend on the date of issuance of the Series A Preferred. Additionally, in connection with the preferred stock financing, we issued a warrant to Roth Capital Partners, the sole placement agent in the transaction, to purchase up to an aggregate of 118,812 shares of our Common Stock at an exercise price of $3.25 per share.

        In February 2003, as consideration for Sun's consent to the sale of the Series A Preferred, we issued a warrant to Sun to purchase a number of shares of Common Stock equal to 5% of the shares of Common Stock issued at any time during the term of the warrant to the purchasers of the Series A Preferred (i) upon conversion of the Series A Preferred, (ii) upon exercise of the warrants issued to such purchasers in connection with the financing, and (iii) pursuant to the exercise of any rights granted to such purchasers in connection with the financing. This warrant has an exercise price of $3.25 per share. All terms of the warrant were negotiated as of December 18, 2002 and, accordingly, we used December 18, 2002 as the measurement date for valuing the warrant. We determined the value of this warrant was insignificant and, accordingly, we do not expect this warrant to impact our future operations.

        On March 14, 2003, we closed the sale of 4,750,000 shares of the our Common Stock in a private placement at a price of $3.75 per share, resulting in gross proceeds to us of approximately $17.8 million and net proceeds, after commission and expenses, of approximately $16.8 million. The shares in the private placement were sold at a price per share that was approximately 14% less than the volume weighted average price of our Common Stock as traded on the American Stock Exchange during the five trading days ending on the trading day prior to the pricing of the sale. We agreed to sell the shares in the private placement at a discount to the then-current market price of our Common Stock because the purchasers could not resell the shares to the public until the resale is registered, and because the volume of shares sold in the private placement was large. In connection with the private placement, we granted a warrant to Roth Capital Partners, the sole placement agent in the transaction, to purchase 183,000 shares of our Common Stock for $4.50 per share.

        In May 2003, we entered into an agreement with Anacomp, Inc., or Anacomp, pursuant to which Anacomp agreed to become the exclusive provider of on-site maintenance, warranty and non-warranty services for customers who purchase new maintenance agreements for our legacy SANnet I product line. In addition, Anacomp has agreed to manage our non-warranty customers and be the exclusive distributor of spare parts for our legacy SANnet I and Lynx Array product lines. As part of the agreement, we sold SANnet I and Lynx Array inventory and related equipment, licenses and other assets to Anacomp for a minimum of $1.7 million, which is expected to be paid over two years. The amount of aggregate consideration may increase and payments may extend up to a total of three years if Anacomp meets certain revenue targets. The agreement with Anacomp is a continuation of our strategy that we initiated in 2002 to outsource manufacturing and enables us to better focus on our new SANnet II product line and our core competencies in research and development.

THE OFFERING

Shares of our Common Stock to be offered by the Selling Stockholders	6,483,000 shares(1)
Total shares of our Common Stock outstanding as of May 1, 2003	32,138,637 shares(2)
Use of proceeds	We will not receive any proceeds from the sale of the shares of our Common Stock covered by this prospectus.
American Stock Exchange symbol	HIL

(1)
Includes (i) 1,550,000 shares of Common Stock sold on March 13, 2003, (ii) 4,750,00 shares of Common Stock sold on March 14, 2003 and (iii) 183,000 shares of Common Stock issuable upon full exercise of the Warrant.

(2)
Does not include shares issuable upon the exercise of outstanding options or warrants, including warrants issued to Sun, the purchasers of the Series A Preferred and Roth described in this prospectus.

        The Selling Stockholders may sell the shares of our Common Stock subject to this prospectus from time to time and may also decide not to sell all of the shares the Selling Stockholders are allowed to sell under this prospectus. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Furthermore, the Selling Stockholders may enter into hedging transactions with respect to the shares.

        Prior to making a decision about investing in our Common Stock, you should consider carefully the specific risks contained in the section "RISK FACTORS" beginning on page 5, and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part.

RISK FACTORS

        An investment in our Common Stock is risky. Prior to making a decision about investing in our Common Stock, you should carefully consider the following risk factors and the risk factors described in any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, including those not presently known to us, or that we currently see as immaterial, may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of our Common Stock could decline, and you might lose all or part of your investment.

We experienced a net loss of $34.3 million in 2002 and may continue to experience losses and may need to raise additional funds to continue our operations.

        For the years ended December 31, 2002, 2001 and 2000, we incurred net losses of $34.3 million, $43.4 million and $948,000, respectively. We cannot provide assurance that we will be profitable in any future period. We have expended, and will continue to be required to expend, substantial funds to pursue research and development projects, enhance marketing efforts and otherwise operate our business. Our future capital requirements will depend on, and could increase substantially as a result of, many factors, including:

  •
  the progress of our research, development and product testing programs;

  •
  the success of our sales and marketing efforts;

  •
  costs of filing, prosecuting, defending and enforcing intellectual property rights;

  •
  the extent and terms of any development, manufacturing, marketing or other arrangements; and

  •
  changes in economic, regulatory or competitive conditions.

        Our available cash balance as of December 31, 2002 was $10.1 million, which should be sufficient to finance our operations through December 31, 2003. In the fourth quarter of 2002, we borrowed $4.5 million from Sun, raised another $6 million of equity by issuing preferred stock and paid off, in its entirety, our line of credit with Wells Fargo Bank, National Association. We ended the fourth quarter with a $12.1 million cash balance, of which $2.0 million was restricted for a letter of credit.

        Subsequent to December 31, 2002, the letter of credit expired, thus releasing the restrictions on the $2.0 million, and we raised net proceeds of approximately $16.8 million in a private placement of 4,750,000 shares of Common Stock. In March 2003, we repaid the loan from Sun. However, we cannot provide any assurance that we will not be required in the future to restrict additional amounts of our cash in connection with our supplier relationships or otherwise.

        As of December 31, 2002, our accumulated deficit was $103.4 million. Under our line of credit with Well Fargo, we can borrow up to $15 million. Any amounts borrowed must be secured by cash or cash equivalents. As of December 31, 2002, there was no outstanding balance on the line of credit. Other than credit related to trade payables incurred in the normal course of business, our line of credit with Wells Fargo and lines of credit in favor of our Japanese subsidiary, we do not have any other credit arrangements in place as of the date of this prospectus.

        We may need to raise additional funds to continue our operations, either through borrowings or the sale of our debt or equity securities. Unanticipated events, such as Sun's failure to meet its product purchase forecast or extraordinary expenses or operating expenses in excess of our projections, may require us to raise funds sooner than we expect. We may not be able to raise additional funds in the future on commercially reasonable terms or at all. Any sales of our debt or equity securities in the future may have a substantial dilutive effect on our existing stockholders. We may be required to grant liens on our assets to the provider of any source of financing or enter into operating, debt service or working capital covenants with any provider of financing that could hinder our ability to operate our business in accordance with our plans. As a result, our ability to borrow money on a secured basis may be impaired, and we may not be able to issue secured debt on commercially reasonable terms or at all.

Our shift in business strategy to focus on channel partners will further increase our dependence on sales to a relatively small number of customers.

        Historically, a large percentage of our net revenue in each year has been derived from a limited number of customers. For the years ended December 31, 2002, 2001 and 2000, our top five customers accounted for approximately 47%, 36% and 37%, respectively, of our net revenue. Sales to Sun accounted for 25% of our net revenue for the year ended December 31, 2002. Sales to Comverse Network Systems, an OEM customer, accounted for 10% and 15% of our net revenue for the years ended December 31, 2002 and 2001, respectively. Changes in timing or volume of purchases by such major customers could harm our results. In addition, a significant portion of our net revenue to date has been concentrated in the UNIX marketplace, and within the UNIX marketplace, a significant portion of our net revenue is associated with versions of UNIX manufactured by Sun.

        As we shift our business strategy to place greater emphasis on sales to channel partners, we expect to experience further concentration in our customer base. We expect many of our existing customers that buy directly from us, including customers that currently account for significant portions of our net revenue, to stop purchasing directly from us and begin purchasing our products through our channel partners. In particular, we expect to receive a substantial portion of our projected net revenue for the year ended December 31, 2003 from sales of our products to Sun. As a result, if our relationship with Sun or other significant channel partners does not expand or is otherwise disrupted, we could lose substantially all of our anticipated net revenue. There is no guarantee that these relationships will expand or not otherwise be disrupted. Factors that could influence our relationship with significant channel partners, including Sun, include:

  •
  Our ability to maintain our products at a price level that is competitive with other OEM suppliers;

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  Our ability to maintain quality standards for our products sufficient to meet the expectations of our channel partners; and

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  Our ability to timely produce, ship and deliver a sufficient quantity of our products to meet the needs of our channel partners.

        None of our contracts with our existing channel partners, including Sun, contain any minimum purchasing commitments. Further, we do not expect that any future contracts with channel partners with which we may enter into partnerships in the future will include any minimum purchasing commitments. In addition, these contracts do not require our channel partners to purchase our products exclusively or on a preferential basis over the products of any of our competitors. As a result, our channel partners are free to sell the products of our competitors.

Our net revenue from existing or potential direct sales customers may decline significantly if such customers purchase our storage products from our channel partners.

        Our channel partners are able to compete directly with us in the storage product market, and are able to offer our products under their labels as a stand-alone product or packaged as part of a larger, more complete system. Furthermore, our channel partners are generally larger and more widely recognized than we are, have greater resources than we do, and are able to offer a wider variety of storage products and systems, including our storage systems, as well as complete computer systems. We may be unable to compete with our channel partners for direct sales. Our net revenue from existing direct sales customers may decline if such customers choose to purchase from our channel partners and we may lose potential direct sales customers to our channel partners in the future. We expect that some of our largest customers will start buying from our channel partners and no longer buy directly from us. Even if our volume of units sold does not decline as a result, our net revenue may be reduced since our price per unit is normally less for units sold through indirect sales channels. Further, we expect our gross margins for sales through our channel partners to be lower than our gross margins for direct sales.

A portion of our existing inventory may become obsolete, which could harm our operating results during any period in which we must take charges related to such inventory.

        As of December 31, 2002, we had approximately $7.0 million in inventory. As a result of our transition to outsourced manufacturing, our shift in our business strategy to primarily indirect channel sales and the continued slow economy, we expect that a material portion of our current SANnet inventory may become obsolete. During the three months ended December 31, 2002, we took non-cash charges to increase our inventory reserves by approximately $3.5 million as a result of excess inventory. We may be required to take additional charges in the future for excess inventory if our transition from direct to indirect sales occurs more rapidly or completely than we presently anticipate or if our product sales do not meet our projected sales levels.

Our results have varied in the past and we may have difficulty predicting results due to both internal and external factors affecting our business and operations.

        Our quarterly operating results have varied in the past as shown in the following table:

Quarter	Net Revenue ($ millions)	Net Loss ($ millions)
First Quarter 2001	18.6	28.7
Second Quarter 2001	14.9	5.7
Third Quarter 2001	12.3	3.3
Fourth Quarter 2001	10.5	5.7
First Quarter 2002	10.9	6.2
Second Quarter 2002	11.2	8.9
Third Quarter 2002	8.6	7.3
Fourth Quarter 2002	16.3	11.9
First Quarter 2003	30.5	1.5

        Our operating results may vary significantly in the future depending on a number of factors, including:

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  the level of competition;

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  the size, timing, cancellation or rescheduling of significant orders;

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  product configuration, mix and quality issues;

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  market acceptance of our new products and product enhancements and new product announcements or introductions by our competitors;

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  deferrals of customer orders in anticipation of new products or product enhancements;

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  changes in pricing by us or our competitors;

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  our ability to develop, introduce and market new products and product enhancements on a timely basis;

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  hardware component costs and availability, particularly with respect to hardware components obtained from Infortrend, a sole-source provider;

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  our success in creating brand awareness and in expanding our sales and marketing programs;

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  technological changes in the open systems storage market;

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  levels of expenditures on research, engineering and product development;

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  changes in our business strategies;

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  personnel changes; and

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  general economic trends and other factors.

Our current backlog is comprised of orders that may be cancelled or rescheduled, which would impact our future sales.

        Sales for any future period are not predictable with any degree of certainty. Although we have historically operated with limited order backlog, we expect that we will experience increased backlog as we shift our business strategy to focus on indirect sales. As of December 31, 2002 we had an order backlog of $26.1 million principally attributable to commitments to purchase by Sun. However, the backlog does not represent actual sales and our customers, including Sun, generally have the right to cancel, extend or reschedule orders at any time. We expect our backlog to be filled within the current fiscal year. However, our backlog is comprised almost entirely of orders that can be cancelled and rescheduled. If our customers do not cancel or reschedule orders in a given period, our backlog will be a reliable indicator of revenue levels for that period. Conversely, if customers cancel or reschedule orders in the backlog, then our backlog will not be a reliable indicator of revenue levels for that period. Therefore, our backlog may not be a reliable indicator of future sales.

        We generally do not enter into long-term purchase contracts with customers, and customers usually have the right to extend or delay shipment of their orders, as well as the right to return products and cancel orders in some circumstances. We cannot provide assurance that actual returns will not exceed our recorded allowances. In addition, our channel partners generally do not have any minimum purchasing obligations from us. As a result, sales in any period are generally dependent on orders booked and shipped in that period.

Our sales cycles vary substantially and future net revenue may be lower than our historical revenues or forecasts.

        Sales are difficult to forecast because the open systems storage market is rapidly evolving and our sales cycles vary substantially from customer to customer. Customer orders for us can range in value from a few thousand dollars to over a million dollars. The length of time between initial contact with a potential customer and sale of a product may last from three to twenty-four months. This is particularly true during times of economic slowdown, for sales to channel partners, and for the sale and installation of complex, turnkey solutions. Our net revenue is difficult for us to predict since it is directly affected by the timing of large orders. Due to the unpredictable timing of customer orders, we may ship products representing a significant portion of our net sales for a quarter during the last month of that quarter. Further, with our increased use of third-party manufacturers, our ability to control the timing of shipments will decrease. Any significant deferral of these sales could harm our results of operations in any particular quarter. Net revenue for a period may be lower than predicted if large orders forecasted for that period are delayed or are not realized.

        Factors that may delay or defer an order, particularly orders for new products include:

  •
  the amount of time needed for technical evaluations by customers;

  •
  customers' budget constraints and changes to customers' budgets during the course of the sales cycle;

  •
  a slowdown in the overall economy or in the particular industries into which we sell;

  •
  customers' internal review and testing procedures; and

  •
  our engineering work to integrate a storage solution with a customer's system.

        Our business strategy is to focus primarily on channel partners, with whom sales cycles are generally lengthier, more costly and less certain than sales to end-users. Also, beginning in 2001, we began shifting our focus, away from certain older products, toward our SANnet II product line. This shift in focus may affect the sales cycles and predictability of orders. To the extent that we complete significant sales earlier than expected, operating results for subsequent quarters may be adversely affected. Our expense levels are based, in part, on our expectations as to future sales. As a result, if sales levels are below expectations, our operating results may be disproportionately affected. There is no assurance that we will experience sales growth in future periods.

        Our industry has experienced an economic downturn that has significantly harmed our net revenue and operating results and may continue to do so in the future. Historically, our net revenue has been derived primarily from direct sales to customers in the xSPs, telecommunications, e-commerce and government sectors. For the years ended December 31, 2002, 2001 and 2000, sales to e-commerce, telecommunications, and xSPs customers were 22%, 37% and 39%, respectively, and sales to the government sector were 18%, 16% and 13%, respectively, of our net revenue. Although our strategic focus on indirect sales has already shifted our customer base away from our traditional direct sales markets, such as xSPs, telecommunications and e-commerce sectors, an economic downturn in any industry targeted by us could significantly adversely impact our sales.

Under our OEM Agreement, Sun is not required to make minimum purchases or purchase exclusively from us, and we cannot provide assurance that our relationships with our channel partners, and Sun in particular, will not be terminated or will generate significant sales.

        Our agreements with our channel partners, particularly Sun, are an important element of our strategy to focus on indirect sales channels. Prior to 1999, we derived a majority of our net revenue from our direct sales to customers. In the future we expect to derive a substantial majority of our net revenue from our channel partners. In particular, we expect to receive the majority of our projected net revenue for the year ended December 31, 2003 from sales of our products to Sun. We cannot provide assurance that we will achieve expected sales levels from Sun. There are no minimum purchase commitments or guarantees in our agreement with Sun, and the agreement does not obligate Sun to purchase its storage solutions exclusively from us. Further, none of our other agreements with channel partners provide for minimum purchase commitments, and we cannot expect that future channel partner agreements will provide for minimum purchase commitments. If we do not achieve the sales levels we expect to receive from Sun and other channel partners in the foreseeable future, our business and result of operations will be significantly harmed.

The loss of one or more suppliers could adversely affect our ability to manufacture and sell products.

        We rely on third parties to supply key components of the products that we sell. Many of these components are available only from limited sources in the quantities and quality we require. We purchase the majority of our disk drives from Seagate, and purchase the majority of our RAID controllers from Infortrend. Approximately 18%, 11% and 14% of our total raw material purchases were from Seagate, and approximately 11%, 7% and 10% were from Infortrend for the years ended December 31, 2002, 2001 and 2000, respectively. We purchase a significant portion of our raw materials pursuant to purchase orders, rather than long-term purchase agreements (except for controllers from Infortrend). As a result, although we have not had any material difficulties with these suppliers to date, we cannot be assured of our ability to purchase from our suppliers as needed in the future. We attempt to maintain minimum inventory levels. However, we have ordered and likely will continue to order certain materials in advance of anticipated customer demand, which has resulted in past, and could result in future, excess inventory levels and unanticipated inventory write-downs due to a failure of the orders to materialize.

        From time to time there is a significant market demand for disk drives, tape drives, RAID controllers, and other components, and we may experience component shortages, selective supply allocations and increased prices of such components. Even if alternative sources of supply for critical components such as disk drives and controllers become available, incorporating substitute components could delay our ability to deliver our products in a timely manner. For example, we estimate that replacing Infortrend's RAID controllers with those of another supplier would involve several months of hardware and software modification, which could significantly harm our ability to meet our customers' orders for our products and therefore damage our customer relationships and result in a loss of sales.

        In May 2002, we entered into an agreement with Solectron under which we will rely on Solectron to manufacture our new products including our SANnet II family of systems. Approximately 32% of our raw material purchases for the year ended December 31, 2002 consisted of payments to Solectron for such services. If our agreement with Solectron terminates or if Solectron does not perform its obligations under our agreement, it could take several months to establish alternative manufacturing for these products and we may not be able to fulfill our customers' orders for these products in a timely manner. Under our OEM agreement with Sun, Sun has the right to require that we use a third party to manufacture our products. Such an external manufacturer must meet Sun's engineering, qualification and logistics requirements. If our agreement with Solectron terminates, we may be unable to find another suitable external manufacturer.

        In addition, we subcontract some of our other manufacturing, such as plastic molding, sheet metal bending, PCB fabrication and certain assemblies, to qualified suppliers in the United States and Asia. We own the design and tools/molds associated with the manufacture of these parts. The third parties that we rely on for these production activities include, but are not limited to, Pan Dimensional for PCBA assemblies and Paris Precision for sheet metal assemblies. If we were required to have other third parties provide subassembly products and services work, it could take several months to achieve the same levels of productivity and quality with new third party suppliers. These delays could significantly harm our ability to meet our customers' orders for our products and therefore could damage our customer relationships and result in a loss of sales.

Our success depends significantly upon our ability to protect our intellectual property and to avoid infringing the intellectual property of third parties, which could result in costly, time-consuming litigation or even the inability to offer certain products.

        We rely primarily on copyrights, trademarks, trade secrets, nondisclosure agreements and common law to protect our intellectual property. For example, we have registered trademarks for the SANnet, SANpath, SANscape, SANnet Axis, Dot Hill and the Dot Hill logo. We also have eight U.S. patents and no patents pending as of December 31, 2002. We do not expect that our patents will provide us with any meaningful competitive advantage relative to the other protections we rely on. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of foreign countries may not adequately protect our intellectual property rights. Our efforts to protect our intellectual property from third party discovery and infringement may be insufficient and third parties may independently develop technologies similar to ours, duplicate our products or design around our patents.

        In addition, third parties may assert that our products and technologies infringe their intellectual property, which could result in infringement lawsuits being filed against us. We expect that providers of storage will increasingly be subject to infringement claims as the number of products and competitors grows. From time to time, we receive letters from third parties suggesting that we may require a license from such third parties to manufacture or commercialize our products. We most recently received such a letter in October 2002. We evaluate all such communications to assess whether to seek a license from the patent owner but, as of the date hereof, have not determined to seek any such licenses. However, we cannot assure you that we will not subsequently determine that we require one or more such licenses or that we would prevail in any litigation if any of such patent owners lodged formal infringement claims against us. Moreover, we cannot assure you that additional third parties will not assert infringement claims against us in the future.

        If we were to become party to any litigation to protect our intellectual property from infringement by a third party, or as a result of a claim that our products and technologies infringe the intellectual property of a third party, we would likely incur substantial legal fees and expenses and our management's attention would be distracted from the operations of our business. Further, any settlement or adverse judgment involving a determination that our products or technology infringe the intellectual property of a third party could require us to pay substantial damages or royalties to a third party which could impede our ability to price our products competitively and could adversely affect our gross margins. In such event we could also be required to obtain a license from the third party to continue to sell our products or use our technologies. We may not be able to obtain a license from a third party on commercially reasonable terms, or at all. If we or our suppliers were unable to license protected technology, we could be prohibited from marketing products that incorporate the protected technology. We could also incur substantial costs to redesign our products in a manner to avoid infringement of third party intellectual property rights.

We compete in an intensely competitive market for storage systems and our results of operations, pricing and business could be harmed as a result.

        The storage system market is intensely competitive. We compete with traditional suppliers of computer systems, including, but not limited to, Hewlett Packard Company, Sun, IBM Corporation and Dell Computer Corporation, which market storage systems as well as other computer products and which have become more focused on storage during the past few years. We also compete against independent storage system suppliers in both the high-end and mid-range open systems market including, but not limited to, EMC Corporation, Hitachi Data Systems, Network Appliance, nStor, Ciprico, Procom, MTI Technology, Eurologic Systems, LSI Logic Storage Systems, Xyratex and Storage Technologies, Inc.

        Many of these competitors are significantly larger than us and have significantly greater name recognition and engineering, manufacturing and marketing capabilities, as well as greater financial and personnel resources. As a result, competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of products or to deliver competitive products at a lower price than us.

        We also expect that competition will increase as a result of industry consolidations and the formation of new companies with new, innovative product offerings. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could harm our business. In fact, competitive pricing pressures have had, and may continue to have, an adverse impact on our net revenues and earnings.

        We believe that the principal competitive factors affecting our markets include fault-tolerance, reliability, performance, ease of use, scalability, manageability, price and customer service and support. There can be no assurance that we will be able to successfully incorporate these factors into our products and to compete against current or future competitors or that competitive pressures we face will not harm our business. If we are unable to develop and market products to compete with the products of competitors, our business will be materially and adversely affected. In addition, if major channel partners who are also competitors cease purchasing our products in order to concentrate on sales of their own products, our business will be harmed.

        We sell our products to channel partners who may carry competing product lines, and may reduce or discontinue sales of our products, which could harm our business. In addition, we cannot ensure that existing end-user customers will not purchase storage equipment from the manufacturer that provides their network computing systems and, as a result, reduce or eliminate purchases from us.

        Pricing pressures exist in the data storage market, and have harmed and may in the future continue to harm our revenue and earnings. These pricing pressures are due, in part, to continuing decreases in component prices, such as disks and RAID controllers. These decreases in component price are customarily passed-on to customers by storage companies through the continuing decrease in price of storage hardware systems. Pricing pressures are also due, in part, to the current difficult economic conditions, which have led many companies in our industry to pursue a strategy of decreasing prices in order to win sales, the narrowing of functional differences among competitors, which forces companies to compete on price, as opposed to features of products, and the introduction of new technologies, which leaves older technology vulnerable to pricing pressures. From December 2002 to March 2003, we reduced the SANnet II SCSI and SANnet II FC selling prices to customers who are not purchasing products pursuant to contracts with fixed prices, by approximate figures of up to 14% and 15%, respectively. We expect decreases in the selling price of our products to continue going forward, however, we cannot predict the level of such decreases at this time.

The open systems storage market is rapidly changing and we may be unable to keep pace or properly prepare for the effects of those changes.

        The open systems data storage market in which we operate is characterized by rapid technological change, frequent new product introductions, evolving industry standards and consolidation among our competitors, suppliers and customers. Customer preferences in this market are difficult to predict and changes in those preferences and the introduction of new products by our competitors or us could render our existing products obsolete. Our success will depend upon our ability to address the increasingly sophisticated needs of customers, to enhance existing products, and to develop and introduce on a timely basis, new competitive products (including new software and hardware, and enhancements to existing software and hardware) that keep pace with technological developments and emerging industry standards. If we cannot successfully identify, manage, develop, manufacture or market product enhancements or new products, our business will be harmed. In addition, consolidation among our competitors, suppliers and customers may harm our business by increasing the resources of our competitors, reducing the number of suppliers available to us for our product components and increasing competition for customers by reducing customer-purchasing decisions.

A significant percentage of our expenses are fixed, which may harm our operating results if aspects of our business fluctuate from period to period.

        During the years ended December 31, 2002 and 2001, we reduced costs through workforce reductions and a consolidation of excess facilities. We believe strict cost containment is essential to achieving positive cash flow from operations and profitability in future periods. We may attempt to take further measures to reduce expenses if we continue to experience operating losses or do not achieve a stable net income. A number of factors could preclude us from successfully bringing costs and expenses in line with our net revenue, such as the fact that our expense levels are based in part on our expectations as to future sales, and that a significant percentage of our expenses are fixed, which limits our ability to reduce expenses quickly in response to any shortfalls in net revenue. As a result, if net revenue does not meet our projections, operating results may be disproportionately affected. We may experience shortfalls in net revenue for various reasons, including:

  •
  significant pricing pressures that occur because of declines in selling prices over the life of a product or because of increased competition;

  •
  sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers, which, in turn, may harm our ability to meet our sales obligations; and

  •
  the reduction, rescheduling or cancellation of customer orders.

        In addition, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. From time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers, we may order materials in advance of anticipated customer demand. This advance ordering has and likely will continue to result in excess inventory levels or unanticipated inventory write-downs due to expected orders that fail to materialize.

Our business and operating results will suffer if we encounter significant product defects.

        Our products may contain undetected errors or failures when first introduced or as new versions are released. During 2003, we plan to introduce a number of new products, particularly in our next-generation family of systems, SANnet II. We cannot ensure that, despite testing, errors will not be found in products after shipments, resulting in a loss of or delay in market acceptance, which could harm our business. Our standard warranty provides that if the system does not function to published specifications, we will repair or replace the defective component or system without charge. Significant warranty costs, particularly those that exceed reserves, could adversely impact our business. In addition, defects in our products could result in our customers claiming damages against us for property damage or consequential damage, and could also result in our loss of customers and goodwill. Any such claim, if successful, could distract management's attention from operating our business and result in damage claims against us that may not be covered by our insurance.

Our success depends on our ability to attract and retain key personnel.

        Our performance depends in significant part on our ability to attract and retain talented senior management and other key personnel. Our key personnel include James Lambert, our President and Chief Executive Officer, Dana Kammersgard, our Chief Technical Officer, and Preston Romm, our Chief Financial Officer. If any one of these individuals were to terminate his employment with us, we would be required to locate and hire suitable replacements. Competition for attracting talented employees in the technology industry is intense. We may be unable to identify suitable replacements for any employees that we lose. In addition, even if we are successful in locating suitable replacements, the time and cost involved in recruiting, hiring, training and integrating new employees, particularly key employees responsible for significant portions of our operations, could harm our business by delaying our production schedule, our research and development efforts, our ability to execute on our business strategy and our client development and marketing efforts. Since many of our customer relationships are based on personal relationships between the customer and our sales representatives, if these representatives were to terminate their employment with us, we may be forced to expend substantial resources to attempt to maintain the customers that the sales representatives serviced. Ultimately, we may be unsuccessful in retaining these customers, which would harm our sales.

        We have recently made several reductions in our workforce. Although the reductions were designed to reduce our operating costs, the reductions have increased the responsibility of our remaining employees. As a result, we face risks associated with transferring the duties of our former employees to our remaining employees. In addition to the expense involved in retraining employees, there is a risk that our current work force will be unable to effectively manage all of the duties of our former employees, which could adversely impact our research and development efforts, our general accounting and operating activities, our sales efforts and our production capabilities.

Our international business activities subject us to risks, which could harm our business and operating results.

        Our international sales represented approximately 25% of net revenue for the year ended December 31, 2002 and we currently have sales offices in Japan, Singapore, the United Kingdom, Germany and the Netherlands. Our international operations are subject to a variety of risks associated with conducting business internationally, including the following, any of which could harm our business:

  •
  longer payment cycles;

  •
  unexpected changes in regulatory requirements;

  •
  import and export restrictions and tariffs, and increases in tariffs, duties, price controls or other restrictions on foreign currencies;

  •
  the burden of complying with a variety of foreign laws;

  •
  potentially adverse tax consequences;

  •
  currency exchange rate fluctuations;

  •
  the imposition of trade barriers or price controls;

  •
  political and economic instability abroad;

  •
  difficulties in staffing and managing international operations;

  •
  seasonal reductions in business activity during the summer months in Europe and other times in other parts of the world; and

  •
  problems in collecting accounts receivable.

        A portion of our international business is presently conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the exchange rates may adversely impact our operating results. We do not engage in any hedging transactions to cover our currency exposure.

        Proprietary rights and intellectual property may be more difficult to protect outside of the United States. Also, we are continuing to gain experience in marketing and distributing our products internationally. We cannot be certain that we will be able to successfully grow our international presence in a timely manner, which could harm our business.

Our executive officers and directors and their affiliates own a significant percentage of our outstanding shares, which could prevent a change in control of us and adversely affect our stock price.

        As of March 26, 2003, our executive officers, directors and their affiliates beneficially owned approximately 17.3% of our outstanding shares of Common Stock. These individual stockholders may be able to influence matters requiring approval by our stockholders, including the election of a majority of our directors. The voting power of these stockholders under certain circumstances could have the effect of delaying or preventing a change in control of us. This concentration of ownership may also make it more difficult or expensive for us to obtain financing. Further, any substantial sale of shares by these individuals could depress the market price of our Common Stock and impair our ability to raise capital in the future through the sale of our equity securities.

        Our Certificate of Incorporation and Bylaws contain a number of provisions that could impede a takeover or change in control of us, including, but not limited to, a classified board of directors, the elimination of our stockholders' ability to take action by written consent and limitations on the ability of our stockholders to remove a director from office without cause. Our Board may issue additional shares of Common Stock or establish one or more classes or series of preferred stock with such designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by our Board without stockholder approval. Each of these provisions gives our Board, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that our stockholders might view as being in their best interests.

The exercise of warrants issued to Sun in May 2002 and February 2003 may result in dilution to our common stockholders.

        Dilution of the per share value of our Common Stock could result from the issuance of 1,239,527 shares of our Common Stock, the maximum number of shares of our Common Stock issuable upon exercise of warrants issued to Sun in May 2002, and 154,748 shares of our Common Stock, the maximum number of shares of our Common Stock issuable upon exercise of warrants issued to Sun in February 2003. The warrants issued to Sun in May 2002 are exercisable at a price of $2.97 per share and the warrants issued to Sun in February 2003 are exercisable at a price of $3.25 per share. On June 2, 2003, the last reported sales price of our Common Stock as reported on the American Stock Exchange was $11.30 per share. Sun may choose to exercise its warrants at any time. When the exercise price of the warrants is less than the trading price of our Common Stock, exercise of the warrants would have a dilutive effect on our common stockholders. This would place downward pressure on the trading price of our Common Stock. Even the mere perception of eventual sales of shares of our Common Stock issued upon exercise of the warrants could lead to a decline in the trading price of our Common Stock.

Our March 2003 private placement may result in dilution to our common stockholders.

        Dilution of the per share value of our Common Stock could result from the issuance of 4,750,000 shares of our Common Stock sold in our March 2003 private placement. These shares were sold at a per share price of $3.75, which at the time was approximately a 14% discount to the volume weighted average price of our Common Stock as traded on the American Stock Exchange during the five trading day period ending on the trading day prior to the pricing of the sale. In addition, there may be significant downward pressure placed on the trading price of our Common Stock as a result of the resale of shares of our Common Stock issued in the private placement or even the perception that such shares will eventually be sold.

Our stock price is volatile, which may increase the likelihood that we will become involved in expensive, time-consuming litigation.

        The market price of our Common Stock has been, and is expected to continue to be, volatile. Following periods of market volatility in the past, many companies have been sued by stockholders alleging violations of U.S. securities laws, including us. Any future securities litigation against us would be costly and time-consuming and could result in significant liability if resolved against us. Further, any such allegation would distract our management from operating our business and may increase our insurance rates.

USE OF PROCEEDS

        The Selling Stockholders will receive all of the proceeds from the sale of any shares of our Common Stock covered by this prospectus.

SELLING SECURITYHOLDERS

Summary

        Set forth below is a summary of the transactions pursuant to which the Common Stock was sold to the Selling Stockholders and pursuant to which we issued the Warrant to Roth, as well as the terms of the Warrant and our relationship with the Selling Stockholders.

Private Resale of Common Stock

        On March 13, 2003, Benjamin Monderer sold 1,550,000 shares of our Common Stock in a private resale. In the private resale, Trusco Capital Management, Inc., or Trusco, purchased 700,000 shares of Common Stock, Omicron Master Trust, or Omicron, purchased 350,000 shares of Common Stock, Midsummer Investment, LTD., or Midsummer, purchased 200,000 shares of Common Stock, Cranshire Capital, L.P., or Cranshire, purchased 200,000 shares of Common Stock and Capital Ventures International, or Capital, purchased 100,000 shares of Common Stock.

        We entered in to a Registration Rights Agreement, dated March 4, 2003, with the investors that purchased our Common Stock in the private resale. Pursuant to the Registration Rights Agreement, we agreed to file with the SEC a registration statement covering the resale of all of our shares of Common Stock issued in the private resale and covered by this prospectus pursuant to Rule 415 of the Securities Act.

Accordingly, we filed a Registration Statement on Form S-3, of which this prospectus forms a part, on May 2, 2003, with respect to the resale of these shares from time to time. In addition, we agreed to use our commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act as promptly as possible thereafter, and use our commercially reasonable efforts to keep the registration statement effective for two years following its effective date, unless the shares of our Common Stock issued in the private resale and covered by this prospectus have been sold or may be sold pursuant to Rule 144(k) of the Securities Act, subject to certain restrictions.

Private Placement of Common Stock

        On March 14, 2003, we closed the sale of 4,750,000 shares of our Common Stock in a private placement at a price of $3.75 per share, resulting in gross proceeds to us of approximately $17.8 million and net proceeds, after commission and expenses, of approximately $16.8 million. In the private placement, The Pinnacle Fund, L.P., or Pinnacle, purchased 1,000,000 shares of Common Stock, Atlas Capital Master Fund, L.P., or Atlas, purchased 755,100 shares of Common Stock, Atlas Capital (Q.P.) L.P., or Atlas QP, purchased 244,900 shares of Common Stock, Walker Smith International Fund, LTD., or Walker International, purchased 339,600 shares of Common Stock, Walker Smith Capital Master Fund, or Walker Master, purchased 332,000 shares of Common Stock, WS Opportunity Master Fund, or WS Master, purchased 129,700 shares of Common Stock, WS Opportunity Fund International LTD., or WS International, purchased 61,700 shares of Common Stock, Omicron purchased 500,000 shares of Common Stock, Southwell Partners L.P., or Southwell, purchased 500,000 shares of Common Stock, Midsummer purchased 274,000 shares of Common Stock, Cranshire purchased 250,000 shares of Common Stock, Trusco purchased 200,000 shares of Common Stock, Westpark Capital, L.P., or Westpark, purchased 100,000 shares of Common Stock and Islandia, L.P., or Islandia, purchased 63,000 shares of Common Stock.

        Roth Capital Partners acted as sole placement agent in connection with the private placement of Common Stock. Pursuant to the terms of our engagement letter dated March 10, 2003 with Roth, we issued to Roth a warrant to purchase 183,000 shares of our Common Stock for $4.50 per share.

        We entered in to a Registration Rights Agreement, dated March 11, 2003, with the investors that purchased our Common Stock in the private placement. Pursuant to the Registration Rights Agreement, we agreed to file with the SEC a registration statement covering the resale of all of our shares of Common Stock issued in the private placement and covered by this prospectus pursuant to Rule 415 of the Securities Act. Accordingly, we filed a Registration Statement on Form S-3, of which this prospectus forms a part, on May 2, 2003, with respect to the resale of these shares from time to time. In addition, we agreed to use our commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act as promptly as possible thereafter, and use our commercially reasonable efforts to keep the registration statement effective for two years following its effective date, unless the shares of our Common Stock issued in the private placement and covered by this prospectus have been sold or may be sold pursuant to Rule 144(k) of the Securities Act, subject to certain restrictions.

Selling Securityholder Table

        We have filed a registration statement with the SEC, of which this prospectus forms a part, with respect to the resale of our Common Stock covered by this prospectus from time to time under Rule 415 of the Securities Act. Our Common Stock being offered by this prospectus is being registered to permit secondary public trading of our Common Stock. Subject to the restrictions described in this prospectus, the Selling Stockholders may offer our Common Stock covered under this prospectus for resale from time to time. The shares of our Common Stock covered, as to their resale, under this prospectus include shares issuable upon exercise of the Warrant, including any additional shares issuable upon adjustments to the exercise price of the Warrant or to prevent dilution as a result of stock splits, stock dividends or similar events. In addition, subject to the restrictions described in this prospectus, the Selling Stockholders may sell, transfer or otherwise dispose of a portion of our Common Stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See "PLAN OF DISTRIBUTION."

        The table below presents information as of June 2, 2003 regarding the Selling Stockholders and the shares that the Selling Stockholders (and their pledgees, assignees and successors in interest) may offer and sell from time to time under this prospectus. More specifically, the following table sets forth as to the Selling Stockholders:

  •
  the number and percent of shares of our Common Stock that the Selling Stockholders beneficially owned prior to the offering for resale of any of the shares of our Common Stock being registered by the registration statement of which this prospectus is a part;

  •
  the number of shares of our Common Stock that may be offered for resale for the Selling Stockholders' accounts under this prospectus; and

  •
  the number and percent of shares of our Common Stock to be held by the Selling Stockholders after the offering of the resale shares, assuming all of the resale shares are sold by the Selling Stockholders and that the Selling Stockholders do not acquire any other shares of our Common Stock prior to their assumed sale of all of the resale shares.

        The table is prepared based on information supplied to us by the Selling Stockholders. Although we have assumed for purposes of the table below that the Selling Stockholders will sell all of the shares offered by this prospectus, because the Selling Stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the Selling Stockholders or that will be held by the Selling Stockholders after completion of the resales. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of the shares in transactions exempt from the registration requirements of the Securities Act since the date the Selling Stockholders provided the information regarding their shares. Information concerning the Selling Stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus.

        Each of the Selling Stockholders that is affiliated with a registered broker-dealer purchased the shares offered by this prospectus in the ordinary course of business and did not, at the time of purchase of such shares, have any agreement or understandings, directly or indirectly, with any person to distribute the shares.

        The applicable percentages of ownership are based on an aggregate of 32,265,620 shares of our Common Stock issued and outstanding on June 2, 2003. The number of shares beneficially owned by the Selling Stockholders is determined under rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After Offering
Name				Number of Shares Being Offered
	Number		Percent			Number	Percent
Omicron Master Trust	2,326,922	(1)	7.2%	850,000		1,476,922	4.6%
The Pinnacle Fund, L.P.	1,250,000	(2)	3.9%	1,000,000		250,000	*
Funds managed by Atlas Capital Management	1,000,000	(3)	3.1%	1,000,000	(4)	—	—
Trusco Capital Management, Inc.(5)	900,000		2.8%	900,000		—	—
Midsummer Investment, LTD.	880,153	(6)	2.7%	474,000		406,153	1.3%
Funds managed by WS Capital, LLC and WSV Management, LLC	863,000	(7)	2.7%	863,000	(8)	—	—
Cranshire Capital, L.P.	634,615	(9)	2.0%	450,000		209,615	*
Southwell Partners L.P.	515,000	(10)	1.6%	500,000		15,000	*
Roth Capital Partners, LLC	301,812	(11)	*	183,000	(12)	118,812	*
Islandia, L.P.	210,691	(13)	*	63,000		147,691	*
Capital Ventures International	100,000	(14)	*	100,000		—	—
Westpark Capital, L.P.	114,500	(15)	*	100,000		14,500	*
Any pledgees, assignees and successors-in-interest of the Selling Stockholders(16)(17)	—		—	—		—	—

*
Less than 1%

(1)
Includes: (i) 246,153 shares of Common Stock issuable upon exercise of warrants issued to Omicron Master Trust in connection with the preferred stock financing closed on December 18, 2002 and (ii) 2,080,769 shares of Common Stock beneficially owned by Omicron Master Trust and its affiliates. Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron

  Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our Common Stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our Common Stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our Common Stock. As of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our Common Stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our Common Stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our Common Stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our Common Stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.

(2)
Barry M. Kitt is the general partner of Pinnacle Advisers, L.P., the general partner of Pinnacle, and has sole voting and dispositive power with respect to 1,232,600 shares held by Pinnacle and its affiliates, and shares voting and dispositive power with G. Kitt, M. Kitt and S. Kitt, his children, with respect to 17,400 shares held by Pinnacle and its affiliates.

(3)
Includes: (i) 755,100 shares of Common Stock beneficially owned by Atlas and its affiliates and (ii) 244,900 shares of Common Stock beneficially owned by Atlas QP and its affiliates. Robert H. Alpert is the president of RHA, Inc., the general partner of Atlas Capital Management, or ACM, and a director of Atlas Capital Offshore Fund LTD., or Atlas Offshore. ACM is the general partner of Atlas QP and Atlas Capital L.P., which is a limited partner of Atlas. Atlas Offshore is also a limited partner of Atlas. Mr. Alpert has sole voting and dispositive power with respect to the shares held by Atlas and Atlas QP.

(4)
Includes: (i) 755,100 shares of Common Stock beneficially owned by Atlas and its affiliates and (ii) 244,900 shares of Common Stock beneficially owned by Atlas QP and its affiliates.

(5)
Trusco is an affiliate of a registered broker-dealer.

(6)
Includes: (i) 67,692 shares of Common Stock issuable upon exercise of the warrants issued to Midsummer in connection with the preferred stock financing closed on December 18, 2002 and (ii) 812,461 shares of Common Stock beneficially owned by Midsummer and its affiliates. Michel A. Amsalem is the President of Midsummer Capital, LLC, the investment advisor of Midsummer, and has sole voting and dispositive power with respect to shares held by Midsummer. Mr. Amsalem disclaims beneficial ownership of the shares held by Midsummer.

(7)
Includes: (i) 339,600 shares of Common Stock beneficially owned by Walker International and its affiliates, (ii) 332,000 shares of Common Stock beneficially owned by Walker Master and its affiliates, (iii) 129,700 shares of Common Stock beneficially owned by WS Master and its affiliates and (iv) 61,700 shares of Common Stock beneficially owned by WS International and its affiliates. G. Stacy Smith and Reid S. Walker are members of WS Capital, LLC, the general partner of WS Capital Management, L.P., the agent and attorney-in-fact of Walker Master and Walker International. G. Stacy Smith, Reid S. Walker and Patrick Walker are members of WSV Management, LLC, the general partner of WS Ventures Management, L.P., the agent and attorney-in-fact of WS Master and WS International. G. Stacy Smith and Reid S. Walker have shared voting and dispositive power with respect to the shares held by Walker Master and Walker International. G. Stacy Smith, Reid S. Walker and Patrick Walker have shared voting and dispositive power with respect to the shares held by WS Master and WS International.

(8)
Includes: (i) 339,600 shares of Common Stock beneficially owned by Walker International and its affiliates, (ii) 332,000 shares of Common Stock beneficially owned by Walker Master and its affiliates, (iii) 129,700 shares of Common Stock beneficially owned by WS Master and its affiliates and (iv) 61,700 shares of Common Stock beneficially owned by WS International and its affiliates.

(9)
Includes: (i) 30,769 shares of Common Stock issuable upon exercise of the warrants issued to Cranshire in connection with the preferred stock financing closed on December 18, 2002 and (ii) 603,846 shares of

  Common Stock beneficially owned by Cranshire and its affiliates. Mitchell P. Kopin is the President of Downsview Capital, Inc., the general partner of Cranshire, and has sole voting and dispositive power with respect to shares held by Cranshire.

(10)
Wilson Jaeggli is the general partner of Southwell, and has sole voting and dispositive power with respect to the shares held by Southwell.

(11)
Includes 118,812 shares of Common Stock issuable upon exercise of the warrant issued to Roth in connection with the preferred stock financing closed on December 18, 2002 and 183,000 shares of Common Stock issuable upon exercise of the Warrant. Roth is a registered broker-dealer and NASD member, and acted as placement agent in connection with the Company's sale of the Series A Preferred and the private placement. Gordon Roth and Byron Roth share voting and dispositive powers with respect to shares held by Roth.

(12)
Includes 183,000 shares of Common Stock issuable upon exercise of the Warrant.

(13)
Includes: (i) 24,615 shares of Common Stock issuable upon exercise of the warrants issued to Islandia in connection with the preferred stock financing closed on December 18, 2002 and (ii) 186,076 shares of Common Stock beneficially owned by Islandia and its affiliates. Richard Berner is the President of John Lang, Inc., the general partner of Islandia, and has sole voting and dispositive power with respect to shares held by Islandia. Mr. Berner disclaims beneficial ownership of the shares held by Islandia.

(14)
Andrew Frost is the president of Heights Capital Management, Inc., the authorized agent of Capital, and has sole voting and dispositive power with respect to the shares held by Capital. Mr. Frost disclaims beneficial ownership of the shares held by Capital. Capital is an affiliate of a registered broker-dealer.

(15)
Patrick J. Brosnahan is the general partner of Westpark and has sole voting and dispositive power with respect to the shares held by Westpark.

(16)
Information concerning other Selling Stockholders will be set forth in one or more prospectus supplements from time to time, if required.

(17)
Assumes that any pledgees, assignees and successors-in-interest do not beneficially own any Common Stock offered by this prospectus.

PLAN OF DISTRIBUTION

        The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock covered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling their shares of Common Stock:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account

  •
  an exchange distribution in accordance with the rules of the applicable exchange

  •
  privately negotiated transactions

  •
  short sales

  •
  broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share

  •
  a combination of any such methods of sale

  •
  any other method permitted pursuant to applicable law

        The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        Each Selling Stockholder may from time to time pledge or grant a security interest in some or all of any Warrant or shares of Common Stock covered by this prospectus that it owns and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock covered by this prospectus from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) of the Securities Act, or another applicable provision of the Securities Act of 1933, amending the list of Selling Stockholders to include the pledgees, transferees or other successors-in-interest as Selling Stockholders under this prospectus.

        The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the reselling beneficial owners for purposes of this prospectus. Furthermore, the Selling Stockholders may enter into hedging transactions with respect to the shares.

        The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

        We are required to pay all fees and expenses incurred by us incident to the registration of the shares of Common Stock. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Cooley Godward LLP, 4401 Eastgate Mall, San Diego, California 92121, will pass upon the validity of the issuance of the Common Stock offered by this prospectus.

EXPERTS

        The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, until the offering of securities by this prospectus is completed:

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 15, 2003;

  •
  our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002 filed with the SEC on April 25, 2003;

  •
  our definitive proxy statement for the 2003 Annual Meeting of Stockholders filed with the SEC on March 31, 2003;

  •
  our Current Report on Form 8-K filed with the SEC on June 3, 2003;

  •
  our Current Report on Form 8-K filed with the SEC on May 19, 2003;

  •
  our Current Report on Form 8-K filed with the SEC on May 7, 2003;

  •
  our Current Report on Form 8-K filed with the SEC on May 2, 2003;

  •
  our Current Report on Form 8-K filed with the SEC on April 23, 2003;

  •
  our Current Report on Form 8-K filed with the SEC on March 19, 2003;

  •
  our Current Report on Form 8-K filed with the SEC on January 30, 2003;

  •
  our Current Report on Form 8-K filed with the SEC on January 14, 2003;

  •
  the description of our capital stock contained in our Current Report on Form 8-K filed with the SEC on July 23, 2002, including any amendments or reports filed for the purpose of updating such description; and

  •
  the description of our capital stock contained in our registration statement on Form 8-A (File No. 001-13317) filed with the SEC on August 29, 1997, as amended by Amendment No. 1 filed with the SEC on September 4, 1997, Amendment No. 2 filed with the SEC on December 11, 2002 and Amendment No. 3 filed with the SEC on May 19, 2003, including any amendments or reports filed for the purpose of updating such description.

        All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are incorporated by reference into this prospectus.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC's website or at the SEC offices referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

      Dot Hill Systems Corp.
      6305 El Camino Real
      Carlsbad, California 92009
      (760) 931-5500
      Attention: Investor Relations

        Information contained on our website is not part of this prospectus. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. The information contained in this prospectus and any prospectus supplement is accurate only as of the date of this prospectus and any prospectus supplement and, with respect to material incorporated by reference herein or in any prospectus supplement, the dates of such referenced material.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth all expenses payable by the registrant in connection with the resale of the Common Stock being registered. The Selling Stockholders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$3,461.53
Legal fees and expenses	$30,000
Accounting fees and expenses	$15,000
Printing and related expenses	$1,000
Miscellaneous	$1,538.47

Total	$51,000

Item 15. Indemnification of Officers and Directors

        Section 145 of the Delaware General Corporation Law provides generally that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against certain expenses, judgments, fines, settlements, and other amounts under certain circumstances.

        The registrant's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of the registrant's directors and officers for monetary damages. The registrant's Bylaws require the registrant to indemnify its directors and executive officers to the fullest extent not prohibited by Delaware law or any other applicable law, and permit the registrant to indemnify its other officers. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to Article XI of the registrant's Bylaws, incorporated by reference in this registration statement.

        Under the registrant's Bylaws, the registrant must generally advance all expenses incurred by its directors and executive officers who are party or threatened to be made party to any action by reason of the fact that each such director or executive officer is or was a director or executive officer of the registrant. Each advancement shall only be made if such director or executive officer undertakes to repay any such advancement if it is ultimately determined that such person is not entitled to be indemnified under the Registrant's Bylaws or otherwise. The registrant's Bylaws further provide that the registrant may purchase indemnification insurance on a person required or permitted to be indemnified under the Bylaws.

        These indemnification provisions may be sufficiently broad to permit indemnification of registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

        From time to time, the registrant may enter into individual contracts with any or all of its directors or officers regarding indemnification and advances, to the fullest extent permitted under Delaware law. The registrant believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers. On August 2, 1999, registrant entered into employment letter agreements with each of James Lambert and Dana Kammersgard. Pursuant to these agreements, registrant agreed to indemnify Mr. Lambert and Mr. Kammersgard for all damages and costs incurred by them in connection with claims arising out of their acts or omissions within the authorized scope of their employment. The agreements further state that the registrant shall provide such indemnification and advance all expenses incurred in connection with such claims as reasonably requested by these persons to the fullest extent permitted under applicable law, subject to approval by the registrant's Board of Directors from time to time.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description of Document
3.1	Certificate of Incorporation of the registrant (filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference).
3.2	Bylaws of the registrant (filed as Exhibit 4.2 to the registrant's Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference).
4.1	Certificate of Incorporation of the registrant (included in Exhibit 3.1).
4.2	Bylaws of the registrant (included in Exhibit 3.2).
4.3	Form of Common Stock Certificate (filed as Exhibit 4.3 to the registrant's Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference).
4.4	Common Stock Warrant dated March 14, 2003 (filed as Exhibit 4.8 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002 and incorporated herein by reference).
5.1	Opinion of Cooley Godward LLP (filed as Exhibit 5.1 to the Registration Statement filed on May 2, 2003).
10.1	Registration Rights Agreement, dated as of March 4, 2003, by and between Dot Hill Systems Corp. and each of the purchasers listed on the signature pages thereto (filed as Exhibit 10.34 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002 and incorporated herein by reference).
10.2	Securities Purchase Agreement, dated as of March 11, 2003, by and between Dot Hill Systems Corp. and each of the purchasers listed on the signature pages thereto (filed as Exhibit 10.32 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002 and incorporated herein by reference).
10.3	Registration Rights Agreement, dated as of March 11, 2003, by and between Dot Hill Systems Corp. and each of the purchasers listed on the signature pages thereto (filed as Exhibit 10.33 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002 and incorporated herein by reference).
23.1	Consent of Deloitte & Touche LLP, independent auditors.
23.2	Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page of the Registration Statement filed on May 2, 2003).

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on June 3, 2003.

DOT HILL SYSTEMS CORP.
By:	/s/ JAMES L. LAMBERT
	Name:	James L. Lambert
	Title:	Chief Executive Officer, President, Chief Operating Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date
/s/ JAMES L. LAMBERT (James L. Lambert)		Chief Executive Officer, President, Chief Operating Officer and Director (PRINCIPAL EXECUTIVE OFFICER)	June 3, 2003
/s/ PRESTON ROMM (Preston Romm)		Chief Financial Officer and Treasurer (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)	June 3, 2003
/s/ CHARLES F. CHRIST* (Charles F. Christ)		Chairman of the Board of Directors	June 3, 2003
/s/ BENJAMIN BRUSSELL* (Benjamin Brussell)		Director	June 3, 2003
/s/ NORMAN R. FARQUHAR* (Norman R. Farquhar)		Director	June 3, 2003
/s/ CHONG SUP PARK* (Chong Sup Park)		Director	June 3, 2003
/s/ W.R. SAUEY* (W.R. Sauey)		Director	June 3, 2003
*By:	/s/ JAMES L. LAMBERT (James L. Lambert, Attorney in Fact)

INDEX TO EXHIBITS

Exhibit Number	Description of Document
3.1	Certificate of Incorporation of the registrant (filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference).
3.2	Bylaws of the registrant (filed as Exhibit 4.2 to the registrant's Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference).
4.1	Certificate of Incorporation of the registrant (included in Exhibit 3.1).
4.2	Bylaws of the registrant (included in Exhibit 3.2).
4.3	Form of Common Stock Certificate (filed as Exhibit 4.3 to the registrant's Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference).
4.4	Common Stock Warrant dated March 14, 2003 (filed as Exhibit 4.8 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002 and incorporated herein by reference).
5.1	Opinion of Cooley Godward LLP (filed as Exhibit 5.1 to the Registration Statement filed on May 2, 2003).
10.1
Registration Rights Agreement, dated as of March 4, 2003, by and between Dot Hill Systems Corp. and each of the purchasers listed on the signature pages thereto (filed as Exhibit 10.34 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002 and incorporated herein by reference).
10.2
Securities Purchase Agreement, dated as of March 11, 2003, by and between Dot Hill Systems Corp. and each of the purchasers listed on the signature pages thereto (filed as Exhibit 10.32 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002 and incorporated herein by reference).
10.3
Registration Rights Agreement, dated as of March 11, 2003, by and between Dot Hill Systems Corp. and each of the purchasers listed on the signature pages thereto (filed as Exhibit 10.33 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002 and incorporated herein by reference).
23.1	Consent of Deloitte & Touche LLP, independent auditors.
23.2	Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page of the Registration Statement filed on May 2, 2003).

QuickLinks

TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
TRADEMARKS AND TRADENAMES
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
DOT HILL SYSTEMS CORP.
THE OFFERING
RISK FACTORS
USE OF PROCEEDS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS